

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (918) 280-0159

November 17, 2010

Clint Parr
Chief Executive Officer
Macrosolve, Inc.
1717 South Boulder Ave.
Suite 700
Tulsa, OK 74119

Re: Macrosolve, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 30, 2010
Forms 10-Q for the Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010
Filed May 7, 2010, August 6, 2010, and November 8, 2010, respectively
File No. 333-150332

Dear Mr. Parr:

We have reviewed your letter dated November 12, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 19, 2010.

Form 10-K for the Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 20

1. We note your response to prior comments 1 – 3. We will review the Form 10-K/A, when filed, to ensure that you include all of the proposed disclosures as provided in Exhibit A of your response.

Form 10-Q for the Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010

Item 4T. Controls and Procedures, page 14

2.   We note the revised disclosures provided in Exhibit C to your response, which you plan to include in future filings. Please confirm that you will amend the March 31, 2010 and June 30, 2010 Forms 10-Q to include such disclosures. If so, please revise your proposed disclosures to also explain why management concluded your disclosure controls and procedures are ineffective and to include a discussion of how you intend to rectify the issues that led to such conclusions.

3.   In the proposed revisions provided in Exhibit C, you indicate that your Chief Executive Officer and Chief Financial Officer "have concluded that [your] disclosure controls and procedures are not effective in timely alerting them to material information required to be included in [your] periodic SEC filings and to ensure that information required to be disclosed in [your] periodic SEC filings is accumulated and communicated to [your] management, including [your] Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure about [your] internal control over financial reporting." However, as previously noted, if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should provide the entire definition. Alternatively, you may conclude that your disclosure controls and procedures were effective or ineffective without providing any part of the definition of disclosure controls and procedures. We refer you to Exchange Act Rule 13a-15(e). Please revise your disclosures accordingly.

Exhibit 31.1 and 31.2

4.   We note your response to prior comment 6 where you indicate the company will file certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K, however, it is unclear whether you intend to amend your March 31, 2010 Form 10-Q as previously requested. Please confirm that you will amend the March 31, 2010 Form 10-Q to comply with in Item 601(b)(31) of Regulation S-K and tell us when you intend to file such amendment.

        You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

                                                Sincerely,

                                                Kathleen Collins
                                                Accounting Branch Chief